UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

United Online, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

911268100

(CUSIP Number)

Mark R. Goldston

United Online, Inc.

21301 Burbank Boulevard

Woodland Hills, CA 91367

(818) 287-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911268100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark R. Goldston

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,789,457

	8.	Shared Voting Power 608,581

	9.	Sole Dispositive Power 2,449,348

	10.	Shared Dispositive Power 608,581

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,398,038

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8% (based on the number of shares of Common Stock outstanding as of May 3, 2005)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of United Online, Inc., a Delaware corporation (the “Issuer” or “United Online”). The principal executive offices of the Issuer are located at 21301 Burbank Boulevard, Woodland Hills, CA 91367.

Item 2.	Identity and Background
(a) The name of the person filing this statement is Mark R. Goldston, an individual.
(b) The address of the principal office and principal business of Mr. Goldston is United Online, Inc., 21301 Burbank Boulevard, Woodland Hills, CA 91367.
(c) Mr. Goldston currently serves as Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer.
(d) During the past five years, Mr. Goldston has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, Mr. Goldston has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Goldston is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On September 25, 2001, NetZero,  Inc. (“NetZero”) and Juno Online Services, Inc. merged into two wholly-owned subsidiaries of United Online (the “Merger”).  As a result of the conversion of Mr. Goldston’s NetZero stock into United Online stock in connection with the Merger, Mr. Goldston acquired 1,022,026 shares of Common Stock.  Also, as a result of the conversion of Mr. Goldston’s stock options in connection with the Merger, Mr. Goldston received options to purchase 400,000 shares of Common Stock.

On September 26, 2001, Mr. Goldston was granted an option to purchase 1,160,000 shares of Common Stock, at an exercise price of $1.84 per share, pursuant to a Notice of Grant of Stock Option by and between United Online and Mr. Goldston. One-half of such options became exercisable on September 26, 2001 and one half became exercisable on January 1, 2002.  Twenty-five percent (25%) of such options vested on September 26, 2002 and the remainder vested or will vest, as the case may be, in 36 equal monthly installments thereafter.

On January 1, 2002, when the second half of the option granted to Mr. Goldston on September 26, 2001 became exercisable, Mr. Goldston’s beneficial ownership of the Common Stock exceeded five percent (5%) of the total number of shares of Common Stock outstanding.  From January 1, 2002 to the date hereof, the following transactions increased or decreased, as the case may be, Mr. Goldston’s beneficial ownership of the Common Stock:

•                  On May 7, 2002, Mr. Goldston was granted an option to purchase 550,000 shares of Common Stock, at an exercise price of $8.65 per share, pursuant to a Notice of Grant of Stock Option by and between United Online and Mr. Goldston.  The options were immediately exercisable and twenty-five percent (25%) of such options vested on May 7, 2003 and the remainder vested or will vest, as the case may be, in 36 equal monthly installments thereafter.

• From August 12, 2002 to January 27, 2003, Mr. Goldston disposed of 500,000 shares of Common Stock through a series of open market transactions.

•                  On June 18, 2003, Mr. Goldston was granted an option to purchase 550,000 shares of Common Stock, at an exercise price of $26.92 per share, pursuant to a Notice of Grant of Stock Option by and between United Online and Mr. Goldston. The options were immediately exercisable and thirty-three percent (33%) of such options vested on June 18, 2004 and the remainder vested or will vest, as the case may be, in 24 equal monthly installments thereafter.

• From August 7, 2003 to August 18, 2003, Mr. Goldston disposed of 500,000 shares of Common Stock through a series of open market transactions.

•                  On October 31, 2003, United Online paid a stock dividend to all holders of record of Common Stock on October 14, 2003 of one share of Common Stock for every two shares of Common Stock outstanding. As a result of the stock dividend, Mr. Goldston received 202,860 shares of Common Stock and the number of shares subject to his existing options to purchase Common Stock increased by 1,138,152 shares.

• On January 27, 2004, Mr. Goldston was awarded 250,000 shares of restricted stock of United Online, which will vest on January 27, 2008, subject to Mr. Goldston’s continued service through such date.

•                  On January 29, 2004, Mr. Goldston was granted an option to purchase 625,000 shares of Common Stock, at an exercise price of $18.70 per share, pursuant to a Notice of Grant of Stock Option by and between United Online and Mr. Goldston. The options were immediately exercisable and thirty-three percent (33%) of such options vested on January 29, 2005 and the remainder vested or will vest, as the case may be, in 24 equal monthly installments thereafter.

•                  From November 18, 2004 to April 7, 2005, Mr. Goldston disposed of 500,000 shares of Common Stock through a series of open market transactions pursuant to the trading plan described under Item 5(c) below.

•                  On March 24, 2005, Mr. Goldston was awarded 500,000 restricted stock units with each unit entitling Mr. Goldston to one share of Common Stock upon vesting.  Twenty-five percent (25%) of the award will vest on February 15th of each year, beginning with February 15, 2006, subject to Mr. Goldston’s continued service through such date.

All of the transactions listed above were reported by Mr. Goldston on a Form 3, 4 or 5, as appropriate.  Information regarding Mr. Goldston’s beneficial ownership, stock option exercises and equity awards has also been made publicly available in United Online’s proxy statements.

Item 4.	Purpose of Transaction

The shares covered by this Schedule 13D are being held for investment purposes. Mr. Goldston may from time to time acquire shares of Common Stock, including by exercise of his stock options, or dispose of Common Stock, depending upon his personal investment goals, the market price of the Common Stock, the exercise of his responsibilities as trustee with respect to the Trust Shares (as defined in Item 5 below), and other factors.

Except as described above and in his role as Chairman, Chief Executive Officer and President of the Issuer, Mr. Goldston has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)          As of May 3, 2005, Mr. Goldston was the beneficial owner of 4,398,038 shares of Common Stock, which comprises 6.8% of the of 64,957,067 shares of Common Stock outstanding as of that date (including shares subject to Mr. Goldston’s options which are currently exercisable or which will become exercisable within 60 days). Mr. Goldston’s beneficial ownership includes 3,539,457 shares subject to options which are currently exercisable or which will become exercisable within 60 days of May 3, 2005.

(b)         As of May 3, 2005, Mr. Goldston had (i) sole power to vote 3,789,457 shares of Common Stock; (ii) shared power to vote 608,581 shares of Common Stock, which are owned by the Mark and Nancy Jane Goldston Family Trust dated November 8, 1997 (the “Trust Shares”); (iii) sole power to dispose of 2,449,348 shares of Common Stock; and (iv) shared power to dispose the 608,581 Trust Shares.

(c)          In August 2004, Mr. Goldston entered into a trading plan pursuant to which he sold an aggregate of 500,000 shares of Common Stock during a period commencing in November 2004 and ending in April 2005. A portion of the 500,000 shares were sold ratably at market prices twice each month during such period.  The shares sold were issued pursuant to the cashless exercise of stock options held by Mr. Goldston. Mr. Goldston had no control over the timing of the sales under the plan. Mr. Goldston’s trading plan was intended to comply with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and complied with United Online’s insider trading policy. The following table describes the transactions pursuant to the 10b5-1 plan made over the past sixty days:

Date	Number of Shares	Average Selling Price Per Share

3/21/2005	41,667	$10.01
4/1/2005	41,666	$10.40
4/7/2005	41,667	$10.10

On March 24, 2005, Mr. Goldston was awarded 500,000 restricted stock units with each unit entitling Mr. Goldston to one share of Common Stock upon vesting.  Subject to Mr. Goldston’s continued service, twenty-five percent (25%) of the award will vest on February 15th of each year, beginning with February 15, 2006.

(d)         Except for the Trust Shares, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Goldston.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
From time to time, Mr. Goldston may be named in the form of proxy card distributed in connection with the annual meeting of United Online’s stockholders.

Except as otherwise described in this Schedule 13D, to the best of Mr. Goldston’s knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Goldston and between Mr. Goldston and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

10.1	Form of Notice of Grant of Stock Option for the 2001 Stock Incentive Plan.
10.2	Stock Issuance Agreement, dated January 27, 2004, between Mr. Goldston and United Online.
10.3	Restricted Stock Unit Issuance Agreement, dated March 24, 2005, between Mr. Goldston and United Online.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2005
Date
/s/ Mark R. Goldston
Signature
Mark R. Goldston Chairman, CEO and President
Name/Title